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                              May 6, 2021

       Kevin J. Mitchell
       Chief Financial Officer
       Phillips 66
       2331 CityWest Boulevard
       Houston, TX 77042

                                                        Re: Phillips 66
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-35349

       Dear Mr. Mitchell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       10-K for the Year Ended December 31, 2020

       Results of Operations
       Segment Results, page 41

   1. Your disclosure on page 28 indicates that you are exposed to the volatility in the market price of Renewable
Identification Number or (   RIN   ) and you cannot predict the future
                                                        prices of RINs. Please
tell us, and disclose to the extent material, the amounts of expenses associated with the
purchase of RINs and Renewable Fuel Standard related obligations for the periods presented
and explain the fluctuations between periods.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations, page 70

   2. We note you disclose and discuss realized refining margins and realized marketing fuel margins as non-GAAP
financial measures and that you reconcile these non-GAAP
                                                        financial measures to
income (loss) before income taxes. Please tell us why you have
 Kevin J. Mitchell
Phillips 66
May 6, 2021
Page 2
         reconciled to income (loss) before income taxes as opposed to a fully burdened gross profit, which appears to represent the most directly comparable GAAP financial measure.
         Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.



FirstName LastNameKevin J. Mitchell                         Sincerely,
Comapany NamePhillips 66
                                                            Division of
Corporation Finance
May 6, 2021 Page 2                                          Office of Energy &
Transportation
FirstName LastName